UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
Sky Solar Holdings, Ltd.
(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)

83084J988(1)
(CUSIP Number)

Mitsutoshi Nishiyama
Japan NK Investment K.K.
9th Fl. Kotobuki Bldg., 10-4
Iwamotocho-3chome, Chiyoda-ku, Tokyo 101-0032
Telephone: +813 5839 2046

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 7, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
This Amendment No. 5 on Schedule 13D/A (“Amendment No. 5”) is filed on behalf of Japan NK Investment K.K. (“JNKI”), PNF Investment Co., Ltd., Rui Chen, Renewable Japan Co., Ltd., H&T Corporation and Katsuhito Manabe (the “Reporting Persons”), and amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on March 11, 2019 on behalf of each of Japan NK Investment K.K., TC3 G.K., Hidenori Nakagawa, Keystone Partners Co., Ltd., Japan Revival Sponsor Fund III, LPS, Satoshi Koyama and Tomoaki Tsutsumi (the “Original Filing”), Amendment No. 1 on Schedule 13D/A filed on behalf of the Reporting Persons (“Amendment No. 1”), Amendment No. 2 on Schedule 13D/A filed on behalf of the Reporting Persons (“Amendment No. 2”) Amendment No. 3 on Schedule 13D/A filed on behalf of the Reporting Persons (“Amendment No. 3”), Amendment No. 4 on Schedule 13D/A filed on behalf of the Reporting Persons (“Amendment No. 4”, and together with the Original Filing, Amendment No. 1, Amendment No. 2. Amendment No. 3 and Amendment No. 5, the “Schedule 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Sky Solar Holdings. Ltd., a Cayman Islands company (the “Issuer” or “Company”). Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(1) This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing twenty of the Ordinary Shares of the Issuer.

CUSIP No. 83084J988	13D	Page 2 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Japan NK Investment K.K.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 152,107,950
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 152,107,950

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,107,950
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 83084J988	13D	Page 3 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PNF Investment Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 152,107,950
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 152,107,950

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,107,950
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 83084J988	13D	Page 4 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rui Chen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 152,107,950
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 152,107,950

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,107,950
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 83084J988	13D	Page 5 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Renewable Japan Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 152,107,950
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 152,107,950

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,107,950
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 83084J988	13D	Page 6 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H&T Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 152,107,950
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 152,107,950

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,107,950
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 83084J988	13D	Page 7 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Katsuhito Manabe
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 152,107,950
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 152,107,950

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,107,950
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 83084J988	13D	Page 8 of 15 Pages

Item 3.  Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:
The Offeror Group (as defined in Item 4 below) anticipates that the total amount of funds necessary to purchase all of the outstanding Ordinary Shares and ADSs that Offeror Group does not currently own pursuant to the Offer (as defined in Item 4 below) (as well as 600,000 ADSs owned by Kai Ding and 146,499 ADSs owned by TCL, which shall be tendered in the Offer), to consummate the Merger (as defined below) and to pay related fees and expenses to be approximately $36 million.
On July 5, 2020, Parent (as defined in Item 4 below) received a debt commitment letter (the “Debt Commitment Letter”) from Daiwa Energy & Infrastructure Co. Ltd. (the “Lender”), pursuant to which and subject to the conditions set forth therein, the Lender committed to provide a term loan facility to SKYS’ wholly-owned subsidiary Sky Solar Japan Co., Ltd. (“SSJ”) in an aggregate amount of 4.3 billion Japanese Yen, or approximately $40 million, which SSJ will make available for the Offeror Group to complete the Offer and Merger (the “Loan Facility”), as described below. On July 5, 2020, Parent accepted the Debt Commitment Letter.
The Loan Facility from the Lender will remain available for utilization. The Debt Commitment Letter provides a summary of major terms and conditions of the Debt Financing. The definitive loan agreement relating to the loan facility has not been executed as of the date hereof and, accordingly, the actual terms of the loan facility may differ from those described in the Offer to Purchase. In addition, in order to make the proceeds of the Debt Financing available to Offeror Group, concurrently with entry into the definitive loan agreement, SSJ will issue a note to Parent in an amount sufficient for the Offeror Group to complete the Offer and Merger.
Lender’s commitments to provide the Debt Financing to SSJ are subject to, among other things, (i) payment of a commitment fee and (ii) the satisfaction of all conditions to this Offer.
The Loan Facility will mature on the date that is twelve months after the date of utilization, and all outstanding amounts under the Loan Facility will be repaid prior to or at the maturity date.
The Loan Facility bears a stated interest rate of 6% per annum for the initial 2 billion Japanese Yen utilized, and a stated interest rate of 8% per annum for the remaining 2.3 billion Japanese Yen utilized.  Interest on the loan facility is payable in full on the maturity date.
Until all outstanding amounts and obligations under the Loan Facility have been repaid and discharged in full, the obligations with respect to the Loan Facility shall be secured by assets of SSJ.
The information set forth in or incorporated by reference in Item 4 of this statement is incorporated herein by reference in its entirety.
The information disclosed in this Item 3 does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, a copy of which is filed as Exhibit 99.8 and is incorporated herein by reference in its entirety.

Item 4.  Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
On July 6, 2020, the Consortium notified the special committee of the Company’s board of directors via e-mail to Kirkland & Ellis LLP, legal counsel to the special committee, that the Consortium withdrew the Proposal with immediate effect.

CUSIP No. 83084J988	13D	Page 9 of 15 Pages

Tender Offer and Merger
On July 6, 2020, Square Acquisition Co., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Purchaser”) and a wholly owned subsidiary of Square Limited, itself an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), which upon consummation of the Offer shall be wholly owned by Japan NK Investment K.K., a joint stock company organized under the laws of Japan (“JNKI”), IDG-Accel China Capital L.P., a limited partnership organized under the laws of the Cayman Islands (“IDG CC”), IDG-Accel China Capital Investors L.P., a limited partnership organized under the laws of the Cayman Islands (“IDG CCI”, and together with IDG CC, “IDG”), Jolmo Solar Capital Ltd., a limited company organized under the laws of the British Virgin Islands (“Jolmo”), CES Holding Ltd., a limited company organized under the laws of Hong Kong (“CES”), Jing Kang, a natural person and citizen of Canada, Bin Shi, a natural person and citizen of the People’s Republic of China, Sino-Century HX Investments Limited, an exempted company with limited liability organized under the laws of the Cayman Islands (“SCHI”), Kai Ding, a natural person and citizen of the People’s Republic of China, TCL Transportation Holdings Limited, a limited company organized under the laws of the British Virgin Islands (“TCL”), Esteem Venture Investment Limited, a limited company organized under the laws of the British Virgin Islands (“Esteem”), Mamaya Investments Ltd, a limited company organized under the laws of the British Virgin Islands (“Mamaya”), Xanadu Investment Ltd. (H.K.), a company incorporated with limited liability under the laws of Hong Kong (“Xanadu”), Abdullateef A. AL-Tammar, a natural person and citizen of Kuwait, Development Holding Company Ltd., an exempted company with limited liability organized under the laws of the Cayman Islands (“DHCL”) and Bjoern Ludvig Ulfsson Nilsson, a natural person and citizen of Sweden (JNKI, IDG, Jolmo, CES, Jing Kang, Bin Shi, SCHI, Kai Ding, TCL, Esteem, Mamaya, Xanadu, Abdullateef A. AL-Tammar, DHCL and Bjoern Ludvig Ulfsson Nilsson, collectively with Parent and Purchaser, the “Offeror Group”), commenced a tender offer to purchase all of the issued and outstanding ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) including all Ordinary Shares represented by American depositary shares (the “ADSs,” each representing twenty Ordinary Shares), of the Company not currently owned by Offeror Group (as well as 600,000 ADSs owned by Kai Ding and 146,499 ADSs owned by TCL, which shall be tendered in the Offer), at a price of $0.30 in cash per Ordinary Share, or $6.00 in cash per ADS, net to the seller in cash, without interest and less any ADS cancellation fees and other related fees and withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by the Offeror Group with the SEC on July 6, 2020 (the “Offer to Purchase”), and the related letter of transmittal for Ordinary Shares (the “Share Letter of Transmittal”) and the related letter of transmittal for ADSs (the “ADS Letter of Transmittal,” together with the Share Letter of Transmittal, “Letters of Transmittal”) which, together with any amendments or supplements, collectively constitute the “Offer.” Following the purchase by Purchaser of shares of the Company in the Offer, Parent intends to cause the Company to merge with and into Purchaser (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. As a result of the merger, each outstanding Ordinary Share/ADS (other than any Ordinary Shares/ADSs owned by Offeror Group) will be converted into the right to receive the Offer Price.
The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Ordinary Shares (including Ordinary Shares represented by ADSs) that, together with any other shares of the Company beneficially owned by Purchaser and the Offeror Group, constitutes at least 90% of the total voting power represented by the outstanding shares of the Company (the “Minimum Condition”); and (ii) the Debt Commitment Letter shall remain in full force and effect as of the expiration of the Offer, pursuant to which Purchaser and Parent shall have sufficient funds, after taking into consideration the aggregate proceeds of the debt financing contemplated thereby, to pay (x) the aggregate Offer price assuming all of the Ordinary Shares and ADSs that are issued and outstanding and not owned by Offeror Group (as well as 600,000 ADSs owned by Kai Ding and 146,499 ADSs owned by TCL, which shall be tendered in the Offer) are validly tendered and not properly withdrawn and (y) all fees and expenses expected to be incurred in connection with the Offer (the “Financing Condition”). The Offer is also conditioned upon certain other conditions set forth in the Offer to Purchase.
If the Offer and Merger are completed, the ADSs would be delisted from the NASDAQ Capital Market and the Company’s obligation to file periodic reports under the Act would terminate. In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in Item 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Company, the Merger or other extraordinary transaction involving the Company, a change to the board of directors of the Company (as the surviving company in the Merger), and a change in the Company’s memorandum and articles of association to reflect that the Company would become a privately held company.
A&R Consortium Agreement
On July 6, 2020, the Offeror Group (excluding Parent and Purchaser) entered into an Amended & Restated Consortium Agreement (the “A&R Consortium Agreement) which amends and supersedes the Consortium Agreement in its entirety.  The A&R Consortium Agreement provides, among other things, for: cooperation in arranging financing; engaging advisors; admission of new members of the consortium; cooperation in obtaining applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions for the consummation of the transactions contemplated by the Offer to Purchase; and cooperation in executing the currently contemplated Offer and Merger transaction scheme. During the period beginning on the date of the original Consortium Agreement and ending the first to occur of (i) the 6-month anniversary of the date of the original Consortium Agreement and (ii) the termination of the A&R Consortium Agreement on the occurrence of other termination events, members of the Offeror Group (excluding Parent and Purchaser) have agreed, among other things, to: (a) work

CUSIP No. 83084J988	13D	Page 10 of 15 Pages

exclusively with each other with respect to the Offer and Merger and any related transactions; (b) not to make a competing proposal for the acquisition of control of the Company; (c) acquire or dispose of any securities of the Company; or (d) enter into any written or oral agreement, arrangement or understanding regarding, or do, anything which is directly inconsistent with the transactions contemplated by the Offer to Purchase.
Rollover and Voting Agreement
On July 6, 2020, Parent and the Offeror Group members (excluding Parent and Purchaser, the “Rollover Shareholders”)) entered into the Rollover and Voting Agreement (the “Rollover Agreement”), pursuant to which, at the effective time of the Merger, certain of the Ordinary Shares (including those Ordinary Shares represented by ADSs) held by the Offeror Group (the “Rollover Shares”) will be canceled for no consideration. Immediately following the acceptance and payment for Ordinary Shares/ADSs tendered (and not validly withdrawn) in the Offer upon the successful consummation thereof in accordance with its terms and conditions, each Rollover Shareholder will subscribe, or will cause its affiliate to subscribe, and Parent will issue, to such Rollover Shareholder or its affiliate, as the case may be, the number of ordinary shares of Parent set forth in the Rollover Agreement.
Each Rollover Shareholder further agreed, with respect to the Rollover Shares beneficially owned by such Rollover Shareholder, to vote for, at any annual or extraordinary general meeting of the shareholders of the Company (a “Shareholders’ Meeting”) (a) the authorization and approval of the Offer, the Plan of Merger and any related transactions, (b) against any competing transaction or any other transaction, proposal, agreement or action made in opposition to authorization and approval of the Offer and related transactions, including the Merger, or in competition or inconsistent with the Offer and related transactions, including the Merger, (c) against any other action, agreement or transaction that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect any of the Offer and related transactions, including the Merger, or the Rollover Agreement or the performance by such Rollover Shareholder of its obligation under the Rollover Agreement, (d) against any action, proposal, transaction or agreement that could reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of any Rollover Shareholder contained in the Rollover Agreement or otherwise reasonably requested by Parent or the Company in order to consummate the Offer and related transactions, including the Merger, (e) in favor of any other matter necessary to effect the Offer and related transactions, including the Merger, and (f) in favor of any adjournment of the Shareholders’ Meeting or other annual or extraordinary general meeting of the shareholders of the Company, however called, at which any of the matters described in (a) – (e) above is to be considered (and any adjournment or postponement thereof) as may be reasonably requested by Parent.
Effective immediately upon the consummation of the Offer and until the effective time of the Merger, each of the Rollover Shareholders also irrevocably agreed to appoint Parent and any designee thereof as its proxy and attorney-in-fact (with full power of substitution), to vote or cause to be voted (including by proxy or written resolution, if applicable) such Rollover Shareholder’s Rollover Shares at any Shareholders’ Meeting or other annual or extraordinary meeting of the shareholders of the Company, however called, including any adjournment thereof.
Each Rollover Shareholder also agreed to not without the prior written consent of Parent, directly or indirectly, (a) offer for sale, sell (constructively or otherwise), transfer, assign, tender in any tender or exchange offer, pledge, charge, grant, encumber, hypothecate or similarly dispose of (by merger, testamentary disposition, operation of Law or otherwise), either voluntarily or involuntarily, the Rollover Shares, or enter into a contract or arrangement to do the same.
Rollover Shareholders Kai Ding and TCL own 600,000 ADSs and 146,499 ADSs, respectively, that shall not constitute Rollover Shares (the “Non-Rollover Shares”). Under the Rollover Agreement each of Kai Ding and TCL agreed to tender the Non-Rollover Shares that each of them beneficially own into the Offer and to not withdraw or cause such Non-Rollover Shares to be withdrawn from the Offer.
The Rollover Agreement will terminate immediately upon the earlier to occur of (a) the effective time of the Merger, and (b) the valid termination of the A&R Consortium Agreement.
Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Company as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Company or disposing of securities of the Company; entering into an extraordinary corporate transaction such as a merger, reorganization or

CUSIP No. 83084J988	13D	Page 11 of 15 Pages

liquidation, involving the Company or any of its subsidiaries; selling or transferring a material amount of assets of the Company or any of its subsidiaries; changing the present board of directors or management of the Company, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Company; materially changing the present capitalization or dividend policy of the Company; materially changing the Company’s business or corporate structure; changing the Company’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.
References to the Offer to Purchase, the Letters of Transmittal, the A&R Consortium Agreement and the Rollover & Votin Agreement in this statement are qualified in their entirety by reference to the Offer to Purchase, the Share Letter of Transmittal, the ADS Letter of Transmittal, the A&R Consortium Agreement and the Rollover & Support Agreement, copies of which are attached hereto as Exhibit 99.9, Exhibit 99.10, Exhibit 99.11, Exhibit 99.12 and Exhibit 99.13, respectively, and incorporated herein by reference in their entirety.

Item 5.  Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and supplemented to add the following:
(a) – (b) The following table sets forth the beneficial ownership of Ordinary Shares (including Ordinary Shares represented by ADSs) of the Company for each of the Reporting Persons.
	Shares Beneficially Owned	Percentage of Total*	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Japan NK Investment K.K.	152,107,950	36.3%	0	152,107,950	0	152,107,950
PNF Investment Co., Ltd.	152,107,950	36.3%	0	152,107,950	0	152,107,950
Rui Chen	152,107,950	36.3%	0	152,107,950	0	152,107,950
Renewable Japan Co., Ltd.	152,107,950	36.3%	0	152,107,950	0	152,107,950
H&T Corporation	152,107,950	36.3%	0	152,107,950	0	152,107,950
Katsuhito Manabe	152,107,950	36.3%	0	152,107,950	0	152,107,950
* Percentages are calculated based on 419,546,494  Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding as of December 31, 2019, as reported by the Issuer in its Form 20-F filed on May 19, 2020, including, with respect to each Reporting Person, the Ordinary Shares that such person has the right to acquire within 60 days.
The following table sets forth the beneficial ownership of Ordinary Shares (including Ordinary Shares represented by ADSs) of the Company for persons who are members of the Offeror Group and therefore, together with the Reporting Persons, may form a group within the meaning of Section 13(d)(3) of the Securities Act.
	Shares Beneficially Owned	Percentage of Total*	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Japan NK Investment K.K.	152,107,950	36.3%	0	152,107,950	0	152,107,950
PNF Investment Co., Ltd.	152,107,950	36.3%	0	152,107,950	0	152,107,950
Rui Chen	152,107,950	36.3%	0	152,107,950	0	152,107,950
Renewable Japan Co., Ltd.	152,107,950	36.3%	0	152,107,950	0	152,107,950
H&T Corporation	152,107,950	36.3%	0	152,107,950	0	152,107,950
Katsuhito Manabe	152,107,950	36.3%	0	152,107,950	0	152,107,950
IDG-Accel China Capital L.P.(1)	101,949,906	24.3%	97,453,914	4,495,992	97,453,914	4,495,992
IDG-Accel China Capital Associates L.P.(2)	101,949,906	24.3%	97,453,914	4,495,992	97,453,914	4,495,992
IDG-Accel China Capital Investors L.P.(3)	101,949,906	24.3%	4,495,992	97,453,914	4,495,992	97,453,914
IDG-Accel China Capital GP Associates Ltd.(4)	101,949,906	24.3%	101,949,906	0	101,949,906	0
Quan Zhou(5)	101,949,906	24.3%	0	101,949,906	0	101,949,906
Chi Sing Ho(5)	101,949,906	24.3%	0	101,949,906	0	101,949,906
Jolmo Solar Capital Ltd.	5,400,000	1.3%	5,400,000	0	5,400,000	0
CES Holding Ltd.	8,000,000	1.9%	8,000,000	0	8,000,000	0
Jiale Dai(6)	13,400,000	3.2%	0	13,400,000	0	13,400,000
Xiaoguang Duan(7)	17,200,000	4.1%	0	17,200,000	0	17,200,000

CUSIP No. 83084J988	13D	Page 12 of 15 Pages

Jing Kang	3,800,000	0.9%	0	3,800,000	0	3,800,000
Bin Shi	14,759,480	3.5%	14,759,480	0	14,759,480	0
Sino-Century HX Investments Limited	4,940,910	1.2%	4,940,910	0	4,940,910	0
Kai Ding	22,109,320	5.3%	22,109,320	0	22,109,320	0
TCL Transportation Holdings Limited	3,866,660	0.9%	3,866,660	0	3,866,660	0
Esteem Venture Investment Limited	1,233,320	0.3%	1,233,320	0	1,233,320	0
Mamaya Investments Ltd	333,340	0.1%	333,340	0	333,340	0
Xanadu Investment Ltd. (H.K.)	1,400,000	0.3%	1,400,000	0	1,400,000	0
Abdullateef A. AL-Tammar	880,100	0.2%	880,100	0	880,100	0
Development Holding Company Ltd.	4,000,000	1.0%	4,000,000	0	4,000,000	0
Bjoern Ludvig Ulfsson Nilsson	494,200	0.1%	494,200	0	494,200	0

* Percentages are calculated based on 419,546,494 Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding as of December 31, 2019, as reported by the Issuer in its Form 20-F filed on May 19, 2020, including, with respect to each Reporting Person, the Ordinary Shares that such person has the right to acquire within 60 days.
(1)
Includes (i) 97,453,914 Ordinary Shares (including 19,118,000 Ordinary Shares as represented by 955,900 ADSs) directly held by IDG-Accel China Capital L.P. and (ii) 4,495,992 Ordinary Shares (including 882,000 Ordinary Shares as represented by 44,100 ADSs) directly held by IDG-Accel China Capital Investors L.P.  IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P. have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd.  By virtue of such relationship, IDG-Accel China Capital L.P. may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital Investors L.P.

(2)
Includes (i) 97,453,914 Ordinary Shares (including 19,118,000 Ordinary Shares as represented by 955,900 ADSs) directly held by IDG-Accel China Capital L.P. and (ii) 4,495,992 Ordinary Shares (including 882,000 Ordinary Shares as represented by 44,100 ADSs) directly held by IDG-Accel China Capital Investors L.P.  IDG-Accel China Capital Associates L.P. is the general partner of IDG-Accel China Capital L.P.  IDG-Accel China Capital GP Associates Ltd. is the general partner of both IDG-Accel China Capital Associates L.P. and IDG-Accel China Capital Investors L.P.  By virtue of such relationship, IDG-Accel China Capital Associates L.P. may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P.

(3)
Includes (i) 4,495,992 Ordinary Shares (including 882,000 Ordinary Shares as represented by 44,100 ADSs) directly held by IDG-Accel China Capital Investors L.P. and (ii) 97,453,914 Ordinary Shares (including 19,118,000 Ordinary Shares as represented by 955,900 ADSs) directly held by IDG-Accel China Capital L.P.  IDG-Accel China.  Capital L.P. and IDG-Accel China Capital Investors L.P. have the same ultimate general partner, IDG-Accel China Capital GP Associates Ltd.  By virtue of such relationship, IDG-Accel China Capital Investors L.P. may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital L.P.

(4)
Includes (i) 97,453,914 Ordinary Shares (including 19,118,000 Ordinary Shares as represented by 955,900 ADSs) directly held by IDG-Accel China Capital L.P. and (ii) 4,495,992 Ordinary Shares  (including 882,000 Ordinary Shares as represented by 44,100 ADSs) directly held by IDG-Accel China Capital Investors L.P.  IDG-Accel China Capital Associates L.P. is the general partner of IDG-Accel China Capital L.P.  IDG-Accel China Capital GP Associates Ltd. is the general partner of both IDG-Accel China Capital Associates L.P. and IDG-Accel China Capital Investors L.P.  By virtue of such relationship, IDG-Accel China Capital GP Associates Ltd. may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital L.P. and IDG-Accel China Capital Investors L.P.

(5)
Includes 101,949,906 Ordinary Shares indirectly held by IDG-Accel China Capital GP Associates Ltd., consisting of (i) 97,453,914 Ordinary Shares (including 19,118,000 Ordinary Shares as represented by 955,900 ADSs) directly held by IDG-Accel China Capital L.P. and (ii) 4,495,992 Ordinary Shares (including 882,000 Ordinary Shares as represented by 44,100 ADSs) directly held by IDG-Accel China Capital Investors L.P.  Quan Zhou and Chi Sing Ho are directors of IDG-Accel China Capital GP Associates Ltd.  By virtue of such relationship, Quan Zhou and Chi Sing Ho may be deemed the beneficial owner of the number of Ordinary Shares beneficially owned by IDG-Accel China Capital GP Associates Ltd.

CUSIP No. 83084J988	13D	Page 13 of 15 Pages

(6)
Dai is the sole shareholder of each of Jolmo and CES. Jolmo directly owns 5,400,000, or 1.3%, of the Company’s Ordinary Shares and CES directly owns 8,000,000, or 1.9%, of the Company’s Ordinary Shares, respectively. Accordingly, Dai may thereby be deemed to beneficially own 13,400,000 Ordinary Shares of the Company comprising (x) the 5,400,000 Ordinary Shares owned by Jolmo and (y) the 8,000,000 Ordinary Shares owned by CES, respectively.

(7)
Duan is the sole director of each of Jolmo and CES. Jolmo Solar directly owns 5,400,000, or 1.3%, of the Company’s Ordinary Shares and CES directly owns 8,000,000, or 1.3%, of the Company’s Ordinary Shares, respectively. In addition, Duan shares voting and/or dispositive power over the 3,800,000, or 0.9%, of the Company’s Ordinary Shares owned by Kang, his spouse. Accordingly, Duan may thereby be deemed to beneficially own 17,200,000 Ordinary Shares of the Company comprising (x) the 5,400,000 Ordinary Shares owned by Jolmo Solar, (y) the 8,000,000 Ordinary Shares owned by CES Holding and (z) the 3,800,000 Ordinary Shares owned by Kang, respectively.

(c) Transactions in the Shares in the Past 60 Days. On June 16, 2020, Xanadu acquired 4,000 ADS on the open market at a price of US$3.86 per ADS.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth in Item 4 is incorporated by reference in its entirety into this Item 6.
On July 6, 2020, Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Kai Ding, TCL Transportation Holdings Limited, Esteem Venture Investment Limited, Mamaya Investments Ltd, Xanadu Investment Ltd. (HK), Abdullateef A. AL-Tammar, Development Holding Company Ltd., and Bjoern Ludvig Ulfsson Nilsson launched the Offer pursuant to the Offer to Purchase and Letters of Transmittal. Copies of the Offer to Purchase, Share Letter of Transmittal and ADS Letter of Transmittal are attached hereto as Exhibit 99.9, Exhibit 99.10 and Exhibit 99.11, respectively.
On July 6, 2020, Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Kai Ding, TCL Transportation Holdings Limited, Esteem Venture Investment Limited, Mamaya Investments Ltd, Xanadu Investment Ltd. (HK), Abdullateef A. AL-Tammar, Development Holding Company Ltd., and Bjoern Ludvig Ulfsson Nilsson entered into the A&R Consortium Agreement. A copy of the A&R Consortium Agreement is attached hereto as Exhibit 99.12.
On July 6, 2020, Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Kai Ding, TCL Transportation Holdings Limited, Esteem Venture Investment Limited, Mamaya Investments Ltd, Xanadu Investment Ltd. (HK), Abdullateef A. AL-Tammar, Development Holding Company Ltd., and Bjoern Ludvig Ulfsson Nilsson entered into the Rollover and Voting Agreement. A copy of the Rollover and Votin Agreement is attached hereto as Exhibit 99.13.
To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.
Item 7.  Material to Be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:
Exhibit No.	Description

99.8
Debt Commitment Letter, dated July 5, 2020, between Daiwa Energy & Infrastructure Co. Ltd. and Square Limited (incorporated by reference to Exhibit (b)(1) to the Schedule TO-T/Schedule 13E-3 filed with the SEC by the Offeror Group on July 6, 2020).

99.9	Offer to Purchase, dated July 6, 2020 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO-T/Schedule 13E-3 filed with the SEC by the Offeror Group on July 6, 2020).
99.10	Form of Share Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO-T/Schedule 13E-3 filed with the SEC by the Offeror Group on July 6, 2020).
99.11	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO-T/Schedule 13E-3 filed with the SEC by the Offeror Group on July 6, 2020).
99.12
Amended & Restated Consortium Agreement, dated July 6, 2020, by and among Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Kai Ding, TCL Transportation Holdings Limited, Esteem Venture Investment Limited, Mamaya Investments Ltd, Xanadu Investment Ltd. (HK), Abdullateef A. AL-Tammar, Development Holding Company Ltd., and Bjoern Ludvig Ulfsson Nilsson (incorporated by reference to Exhibit (d)(1) to the Schedule TO-T/Schedule 13E-3 filed with the SEC by the Offeror Group on July 6, 2020).

CUSIP No. 83084J988	13D	Page 14 of 15 Pages

99.13
Rollover and Voting Agreement, dated July 6, 2020, by and among Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Kai Ding, TCL Transportation Holdings Limited, Esteem Venture Investment Limited, Mamaya Investments Ltd, Xanadu Investment Ltd. (HK), Abdullateef A. AL-Tammar, Development Holding Company Ltd., and Bjoern Ludvig Ulfsson Nilsson (incorporated by reference to Exhibit (d)(2) to the Schedule TO-T/Schedule 13E-3 filed with the SEC by the Offeror Group on July 6, 2020).

CUSIP No. 83084J988	13D	Page 15 of 15 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 7, 2020
JAPAN NK INVESTMENT K.K.

By:	/s/ Mitsutoshi Nishiyama
	Name:	Mitsutoshi Nishiyama
	Title:	Representative Director

PNF INVESTMENT CO., LTD.

By:	/s/ Rui Chen
	Name:	Rui Chen
	Title:	Representative Director

RUI CHEN

By:	/s/ Rui Chen

RENEWABLE JAPAN CO., LTD.

By:	/s/ Katsuhito Manabe
	Name:	Katsuhito Manabe
	Title:	Representative Director

H&T CORPORATION

By:	/s/ Katsuhito Manabe
	Name:	Katsuhito Manabe
	Title:	Representative Director

KATSUHITO MANABE

By:	/s/ Katsuhito Manabe